Exhibit 99.1

Sapiens’ Decision Management Platform Selected by Home Point Financial

Decision will help the multi-channel mortgage originator and servicer continue to grow, while lowering total cost of ownership

Raleigh, North Carolina – July 13, 2020 – Sapiens Americas, a wholly owned subsidiary of Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today that Home Point Financial, a multi-channel mortgage originator and servicer, has selected Sapiens Decision for Mortgage Banking as a strategic component of its mortgage platform.

Home Point Financial is rapidly growing as the nation’s second-largest wholesale lender and the 13th largest correspondent lender. The company sought a business management solution that leverages existing technology, while introducing a common language between the business and IT domains to help their 2,000 associates service loans more efficiently.

“The speed by which we have needed to grow and manage change in the complex mortgage environment was a major factor in our selection of Sapiens Decision for Mortgage Banking,” said Phil Miller, chief operating officer at Home Point Financial. “Decision will provide the flexibility, efficiencies, and scalability needed to meet our company’s continued rapid growth.”

“Sapiens has a proven ability to model business solutions and deliver high quality results in record time,” said Harold Westervelt, managing director of Sapiens Decision. “We were the only vendor that offered Home Point Financial business ownership of the solution, along with a reduction in errors via higher quality modeling and earlier testing. Sapiens looks forward to helping Home Point Financial continue to grow quickly and achieve their business goals.”

Sapiens Decision provides innovative, disruptive decision management technology and a patented methodology that is producing results for the leading mortgage and financial services companies, impacting a significant percentage of conventional mortgages in the U.S. today. It empowers the “citizen developer” – the business user – to author, manage, test, change and deploy to code the business logic that drives the organization’s processes and systems. Sapiens Decision helps firms react faster to changing conditions by enabling them to make changes to their business logic in time scales measured in hours or days, rather than weeks or months.

About Home Point Financial
Home Point is on a mission to create financially healthy, happy homeowners. Our customer-first approach to lending starts with compassionate people that help eliminate the stress of getting a loan and owning a home. Beyond the loan, Home Point empowers customers to get the most value from their home investment by offering expert advice and exclusive savings. Home Point is the second-largest wholesale lender and the 13th largest correspondent lender in the U.S. The company is headquartered in Ann Arbor, MI with nearly 2000 employees and 265,000 serviced customers. For more information, visit homepointfinancial.com NMLS #7706.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property & casualty, life, pension & annuity, reinsurance, financial & compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 500 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

Media Contact

Alex Zukerman

CMO and Chief of Strategy, Sapiens

+972 546 724 910

alex.zukerman@sapiens.com